Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2         Date of Material Change

May 13, 2010

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on May 13, 2010.

Item 4         Summary of Material Change

Gammon Gold Reports First Quarter Financial Results, Reports Strong Earnings and Operating Cash Flow

Item 5         Full Description of Material Change

Gammon Gold Inc. announces its financial results for the three months ended March 31, 2010. All figures reported are in U.S. dollars unless otherwise indicated.

Strong Financial Performance

  The Company reported its tenth consecutive quarter of positive operating cash flow. During the first quarter the Company generated $17.1 million in operating cash flow as compared to $19.0 million in the same period in 2009. This continued strong cash flow performance is due to the ongoing operational enhancements achieved throughout the Company’s operations, which have been supported by the strong metal price environment.

  In the first quarter, the Company reported earnings before other items of $12.6 million, or $0.09 per share, as compared to $4.6 million, or $0.04 per share, in the same period in 2009, an $8 million, or $0.05 per share, improvement over the same period in 2009. This improvement was positively impacted by a $3.9 million decrease in general and administrative expenses over the prior year period.

  In the first quarter, the Company reported net earnings of $1.8 million, or $0.01 per share, as compared to $2.5 million, or $0.02 per share in the same period in 2009.

  Revenues for the first quarter were $54.7 million as compared to $47.3 million in the same period in 2009. During the quarter the Company realized an average gold and silver price of $1,107 per ounce and $16.81 per ounce, respectively, as compared to $903 per ounce and $12.63 per ounce.

Strong Balance Sheet and Cash Profile

  The Company ended the quarter with cash of $125.0 million, a $100.3 million increase in cash on hand since March 31, 2009. As a result, the Company was in a net cash position of $89.1 million at March 31, 2010.

  As a result of the Company’s improved cash flow profile, the Company’s Balance Sheet has been significantly strengthened, which provides management with considerable flexibility in executing its future business development plans. Additionally, the current debt-to-equity ratio has improved to 4.5%, which is well below industry standards.

Production and Cash Costs

  During the first quarter, the Company produced 28,431 gold ounces and 1,284,071 silver ounces, or 51,778 gold equivalent ounces at the Company’s long-term gold-to-silver ratio of 55:1. Using the realized gold-to- silver ratio of 66:1 reported in the first quarter, the Company produced 48,061 gold equivalent ounces.

  During the first quarter, cash costs were $490 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1. Using the realized gold-to-silver ratio of 66:1 reported in the quarter, cash costs were $530 per gold equivalent ounce.

Ocampo Capital Expansion Program Largely Complete and Operations Improving

  With the installation of the final 3 cyclones at the Ocampo mill facility at the end of March the 3-phased mill expansion is now complete. Currently, production at the mill is ramping up to targeted levels of between 3,300-3,400 tonnes per day with the last 20 days averaging more than 3,200 tonnes per day.

  The conversion of the heap leach facility to a valley leach design was completed in late April 2010. This re- optimization of the heap leach provides an additional 10 million tonnes of stacking capacity to the heap leach pad.

  During the first quarter a mill redundancy program was launched at Ocampo that is designed to help improve recoveries and ensure uninterrupted operations during periods of required maintenance. This project includes the installation of a seventh thickener (end of May), a sixth leach tank (end of June), the introduction of additional automation (Q3 2010) and a fourth tailings filter (Q4 2010).

Recent Highlights

  On April 12, 2010 the Company announced the nominations of four additional independent board members including a new independent Chairman of the Board. Two individuals were appointed effective April 12, 2010 to fill vacant positions on the Board. It is anticipated that all nominations will be confirmed at the Company’s Annual General and Special Meeting scheduled for May 13, 2010. The new Board nominees were identified through Korn Ferry International, a leading executive recruitment firm, and bring with them extensive mining and financial experience that will broaden and enhance the current Board’s collective expertise.

  On March 23, 2010 the Company announced that it has signed definitive purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The Mezquite Project, in Zacatecas State, covers 460 hectares and is located 45 kilometres southeast of Goldcorp’s Peñasquito property and 22 kilometres northeast of Camino Rojo (Goldcorp recently announced the acquisition of Camino Rojo). The property lies within a 70 kilometre belt with over 27.4 million ounces of gold and 1,611 million ounces of silver, or approximately 53 million gold equivalent ounces at a gold-to-silver ratio of 55:1, in published reserves and measured and indicated resources.

  On May 6, 2010 the Company announced that the Company has entered into an option agreement for a 4,491 hectare block of claims north of the Ocampo Mine known as the Venus property, from Mexicana de Cananea, S.A. de C.V. (an operating subsidiary of Grupo México, S.A.B. de C.V. ). This option agreement not only increases Gammon land position by 40% in the prolific Ocampo and Pinos Altos belts, but could also host extensions of the Pinos Altos trend. Field mapping and sampling identified several targets for immediate follow up. A field program is underway, and a drilling program will be launched in the fourth quarter.

  The Company has launched a $26-$30 million strategic company-wide exploration program that is targeting reserve growth, the continued development of previously identified targets and the identification of potential new targets for follow up activity.

“During the past two quarters the Company dealt with unanticipated operational challenges that negatively impacted productivity in those quarters. The Company is focused on consistently delivering targeted productivity levels at our current operations and leveraging our strong balance sheet and cash flow profile for our growth plans.” stated René Marion, President and Chief Executive Officer. He continued, “With a view to the future, in 2010 our near term focus will include the development of Santa Eduviges, our second underground mine at Ocampo, the completion of a scoping study at our advanced exploration property, Guadalupe y Calvo, the success of our company-wide exploration program and the active pursuit of accretive acquisitions including the recent earn-in deals at the Mezquite project in the Peñasquito/Comino Rojo district and the Venus project in the Ocampo/Pinos Altos district. ”

First Quarter 2010

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	March	March	March	March	March	March
	31/10	31/09	31/10	31/09	31/10	31/09
Gold ounces produced	21,855	28,356	6,576	8,473	28,431	36,829
Silver ounces produced	960,817	989,038	323,254	362,262	1,284,071	1,351,300
Gold equivalent ounces produced (Realized)(1)	36,546	41,997	11,515	13,483	48,061	55,480
Gold ounces sold	22,406	25,826	6,650	8,609	29,056	34,435
Silver ounces sold	1,020,204	902,058	319,454	369,696	1,339,658	1,271,754
Gold equivalent ounces sold (Realized)(1)	37,861	38,285	11,531	13,720	49,392	52,005
Total cash costs per gold equivalent ounce(2)	$458	$430	$766	$525	$530	$455
Total cash costs per gold ounce(2)	$8	$196	$522	$295	$125	$221
Gold to Silver Ratio(4)	66	72	65	71	66	72
Realized Gold Price	$1,107	$909	$1,109	$894	$1,107	$903
Realized Silver Price	$16.77	$12.61	$16.94	$12.69	$16.81	$12.63
Gold equivalent ounces produced (55:1)(3)	39,325	46,338	12,453	15,060	51,778	61,398
Total cash costs per gold equivalent ounce (55:1)(2) (3)	$423	$390	$709	$470	$490	$411

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 21 of the 2010 First Quarter Management’s Discussion and Analysis.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(4)	Silver ounce equal to one gold ounce.

The financial statements along with the Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

The Company’s quarterly financial results for the three month period ended March 31, 2010 will be released before the market opens on Thursday, May 13, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, May 13, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

First Quarter 2010 Conference Call

Conference Call Access:

  Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2010 Results Conference Call.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 20, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833 Passcode: 68244844
  North America Toll Free: 1-800-642-1687 Passcode: 68244844

First Quarter 2010 Webcast

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3026760

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3026760 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

May 13, 2010